SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
CNPJ nº 42.150.391/0001-70
Public Company – NIRE 29300006939
Minutes of the 846th Board of Executive Officers' Meeting
Held December 29, 2004

DAY, TIME AND LOCATION: December 29, 2004, 9:30 a.m. at the Company offices located at Av. das Nações Unidas, 4.777, 3 rd floor, Alto de Pinheiros, São Paulo/SP, CEP 05.477-000. PRESENCE: all members of the Board of Directors. SEATED: JOSÉ CARLOS GRUBISICH FILHO - President; MARTA PINTO LIMA PACHECO – Recording Secretary. The meeting was called to order, and the President announced the sole item of business on the agenda. DELIBERATIONS: the Board of Executive Officers reviewed the sole item of business on the agenda and by unanimous vote by those present passed the following decisions: SOLE ITEM: PAYMENT OF INTEREST ON SHAREHOLDERS´ EQUITY – in consideration of the approval of the proposal of payment of interest on shareholders' equity during the Board of Directors' Meeting, held on December 13, 2005, as well as the authorization for the Board of Executive Officers to define the exact value to be effectively credited to t he sh areholders, in compliance with the limit established by the Board of Directors, the legal regulations and Company's by-laws, the Board by unanimous vote of those present decided to: a) call for the payment of interest on shareholders´ equity in R$270,000,000.00, being (i) R$179,367,987.39 owed to the shareholders of preferred class “A” and American Depositary Receipts (“ADR”), which corresponds to a gross value of R$0.746145 per share and R$1.492290 per ADR; and (ii) R$452,881.35 owed to the shareholders of preferred class “B”, which corresponds to a gross value of R$0.563940 per share, pursuant to the article 9 of the Company's By-Laws; and (iii) R$90,179,131.26 owed to the shareholders of common shares, which corresponds to a gross value of R$0.746145 per share; b) establish that the credit corresponding to the accounting records of the Company shall be effected on December 29, 2005, individually to each shareholder based on the shareholding position as on this same date and that the e ffect ive p aymen t shall be conducted by no later than 60 days subsequent to the Ordinary Shareholders Meeting to be held in 2006, and that the shares shall be traded on the exchange at values “ex” this interest on shareholders´ equity on January 2, 2006 . ADJOURNMENT: Having no further business to discuss, the Meeting was adjourned, and these minutes were recorded as read and approved and signed by all members present. São Paulo, December 29, 2005. (Signed by: José Carlos Grubisich Filho – President and Chief Executive Officer; Marta Pinto Lima Pacheco – Secretary; DIRECTORS: Bernardo Afonso de Almeida Gradin; Luiz de Mendonça; Mauricio Roberto de Carvalho Ferro; Paul Elie Altit; Roberto Lopes Pontes Simões; Roberto Prisco Paraiso Ramos).

This is a faithful copy of the original recorded in the appropriate book of minutes.

Marta Pinto Lima Pacheco
Secretary

Headquarters-Plant: Camaçari (BA) – Rua Eteno 1561, Polo Petroquímico de Camaçari, CEP 42810-000 - Phone (071) 632.5102 - Fax (71) 632.5060.
Escritórios: Rio de Janeiro (RJ) – Av. Presidente Vargas, 309, 13º andar – CEP 20.071-003 – Tel. (21) 2516-1515 - Fax (21) 2253.4345.
Salvador (BA) – Av. Tancredo Neves, 3343, Ed. Centro Empresarial Previnor, s. 301, CEP. 41.820-021 – Tel. (71) 342.3088 – Fax. (71) 342-3698
São Paulo (SP) – Av. das Nações Unidas, 4777, Ed. Villa Lobos, CEP. 05.477-000 – Phone. (11) 3443.9999, Fax. (11) 3023.0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer